Exhibit 3.1

GRANDPARENTS.COM, INC.

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS OF SERIES C REDEEMABLE CONVERTIBLE 7.5% PREFERRED STOCK

Grandparents.com, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.	The name of the Corporation is “Grandparents.com, Inc.”

2.	On September 28, 2015, the Corporation filed a Certificate of Designation, Preferences and Rights of Series C Redeemable Convertible 7.5% Preferred Stock with the Secretary of State designating the rights, preferences and terms of the Corporation’s Series C Convertible Preferred Stock, par value $0.01 per share (the “Series C Certificate of Designation”).

3.	The Board of Directors of the Corporation (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware (the “DGCL”), adopted resolutions amending the Corporation’s Series C Certificate of Designation as follows:

Section 5(a)(i)(a) of the Corporation’s Certificate of Designation is hereby amended and restated in its entirety to read as follows:

“Conversion Ratio. Each share of Series C Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time and after the Original Issue Date, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Stated Value by the Conversion Price (as defined below) in effect at the time of conversion. The “Conversion Price” shall initially be $0.20, provided, however, if a Holder elects to convert all of such Holder’s shares of Series C Convertible Preferred Stock between December 21, 2016 and January 21, 2017, then the Conversion Price shall be $0.05.  Such Conversion Price, and the rate at which shares of Series C Convertible Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in Section 5(b).”

4.	Thereafter, pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Sections 222 and 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed on its behalf by an authorized officer on this 21 day of December 2016.

GRANDPARENTS.COM, INC.

By:	/s/ Steve Leber
Name:	Steve Leber
Title:	Chief Executive Officer